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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             UFP Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value
--------------------------------------------------------------------------------


                                    902673102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                       Lynch, Brewer, Hoffman & Sands, LLP
              101 Federal Street, Boston, MA 02110 (617) 951-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 3, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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                                  SCHEDULE 13D

CUSIP No. 902673102

1)   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons

                                R. Jeffrey Bailly
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   /  /

         b)   /  /

3)   SEC Use Only
                 ---------------------------------------------------------------
4)   Source of Funds (see instructions)           PF
                                           -------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

                                                                /  /

6)   Citizenship or Place of Organization          USA
                                         ---------------------------------------

                                    7)      Sole Voting Power     279,487
Number of Shares                                             -------------------
Beneficially Owned
By Each Reporting                   8)      Shared Voting Power   0
Person With                                                    -----------------

                                    9)      Sole Dispositive Power      279,487
                                                                  --------------
                                    10)     Shared Dispositive Power    0
                                                                    ------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  279,487
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                       /  /



13)  Percent of Class Represented by Amount in Row (11)             5.7%
                                                       -------------------------

14)  Type of Reporting Person (See Instructions)                    IN
                                               ---------------------------------






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     The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.


ITEM 1.           SECURITY AND ISSUER.
                  --------------------
     This statement relates to the common stock, $.01 par value (the "Common Stock") of UFP Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 172 East Main Street, Georgetown, Massachusetts 01833.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------
     This statement is being filed by R. Jeffrey Bailly ("Bailly"), whose business address is 172 East Main Street, Georgetown, Massachusetts 01833. Bailly is the President and Chief Executive Officer, and a director of the Issuer. Bailly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and Bailly has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Bailly is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------
     Bailly used personal funds in making his purchases of Common Stock described in this statement. The aggregate amount of funds used in making all of the purchases by Bailly was $115,796. This amount includes $60,000 attributable to shares issued to Bailly as compensation, and represents the fair market value (estimated fair market value with respect to the shares issuable on April 1, 1997) of the shares on the date of issuance.


ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------
     The purpose of Bailly's acquisitions of Common Stock and options to acquire Common Stock is to obtain a favorable return on his investment.

     Included in Bailly's holdings are shares of Common Stock, the right to receive shares of Common Stock and options to acquire shares of the Common
Stock granted to Bailly in connection with his employment, including shares of Common Stock and options to acquire shares of Common Stock granted in connection with his appointment as President and Chief Executive Officer of the Issuer in April, 1995, pursuant to a letter agreement dated April 4, 1995, a copy of which is attached hereto as Exhibit 1 (the "Employment Agreement"). Pursuant to his Employment Agreement, Bailly will be issued 5,000 shares of Common Stock on April 1, 1997, April 1, 1998 and April 1, 1999. In addition, options to acquire an aggregate of 77,500 shares will become exercisable in 1997 and options to acquire an aggregate of 50,000 shares will become exercisable in 1998. Bailly may, in the future, be issued restricted shares of Common Stock and may be granted options to acquire shares of Common Stock in the discretion of the Board of Directors of the Issuer. In addition, Bailly may, from time to time purchase shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

     Except as described above, Bailly has no plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer, or to take any action which relates to or would result in any major change in the business or corporate structure of the Issuer.


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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------
     Bailly beneficially owns (i) 44,487 shares of Common Stock, (ii) options to purchase 10,000 shares of Common Stock exercisable at $5.50 per share, all of which are presently exercisable, (iii) options to purchase 178,000 shares of Common Stock exercisable at $2.00 per share, of which options to purchase 133,500 shares are presently exercisable, (iv) options to purchase 122,000 shares of Common Stock exercisable at $3.25 per share, of which options to purchase 91,500 shares are presently exercisable. Assuming exercise of all of his presently exercisable options, Bailly would beneficially own an aggregate of 279,487 shares of Common Stock, which would be equal to 5.7% of the total outstanding shares of Common Stock. Bailly has the sole power to vote or to direct the vote of his shares of Common Stock. Bailly has no agreement with any other person with respect to voting of any shares of capital stock of the Issuer. Bailly has the sole power to dispose or to direct the disposition of his shares of Common Stock and options to purchase Common Stock.

     Other than the deemed acquisition on February 3, 1997 of securities of the Issuer as a result of (i) the 5,000 shares of Common Stock which will be issued to Bailly on April 1, 1997, and (ii) options with respect to 50,000 shares of Common Stock which will become exercisable on April 4, 1997, the reporting person has not effected any transactions in any securities of the Issuer in the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
                  ------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------
     Except for the Employment Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person, with respect to any securities of the Issuer.

ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS.
                           ---------------------------------

(1)  Employment Agreement dated April 4, 1995 by and between Bailly and the
     Issuer.                                                     Page 5


SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February  12, 1997


                                      /s/ Jeffrey Bailly
                                      -----------------------------------------
                                      R. Jeffrey Bailly

43102.1


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                                    EXHIBIT 1





                                                     April 4, 1995





Mr. R. Jeffrey Bailly
12 Boyd Drive
Newburyport, MA 01950

Dear Mr. Bailly:

     This letter agreement constitutes the entire agreement between UFP Technologies, Inc. (the "Company") and you regarding the terms of your employment with the Company.

     1.   This Agreement shall be effective as of April 4, 1995.

     2. You shall serve as President and Chief Executive Officer of the Company on a full- time basis subject to the supervision and direction of the Board of Directors of the Company. You shall receive an annual base salary of not less than $125,000.00 payable in equal monthly installments and be eligible for an annual incentive bonus based on an annual bonus plan approved by the Board of Directors of the Company and keyed to achievement of such fiscal year financial and strategic objectives of the Company as the Board may from time to time determine. Subject to the provisions hereof, your employment by the Company may be terminated by the Company at any time. You shall not be required to relocate from the Greater Boston, Massachusetts area to discharge your responsibilities in the event the executive offices of the Company are moved outside of such area.

     3. The Company shall issue to you an aggregate of 25,000 shares of the $.01 par value Common Stock of the Company in installments as follows:
          5,000 shares on each of April 1, 1995, April 1, 1996, April 1, 1997, April 1, 1998, and April 1, 1999, PROVIDED, HOWEVER, that you shall not be entitled to receive such shares if you are not employed by the Company on such dates, PROVIDED FURTHER, HOWEVER, that in the event of
          (a) a "change in control" of the Company as hereinafter defined, or
          (b) the termination of your employment by the Company without "Cause" as hereinafter defined, or the voluntary termination of your employment for "Good Reason" as hereinafter defined, the balance of such shares not issued to you shall be immediately issued to you. No payment for such shares will be required. The number of shares shall be subject to adjustment for stock splits, stock dividends and the like in the same manner as provided for incentive stock options under
          Section 12 of the Company's 1993 Stock Option Plan. In connection with the issuance of such shares the Company shall have the right to require you to remit to the Company an amount sufficient to satisfy the federal, state and/or local withholding tax requirements with respect to the issuance of such shares prior to the delivery of any certificate or certificates for such shares. You acknowledge that such shares will be acquired for investment and not with a view to distribution and that the certificates for such shares shall bear an appropriate legend. A "change in control"

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          of the Company shall be deemed to have occurred if, after the date hereof any person (as defined in Section 13(d) or 14(d)(2) of the Securities Exchange Act of 1934) shall become at any time or in any manner the beneficial owner of capital stock of the Company representing more than 30% of the voting power of the Company.

     4. The Company shall grant to you options to acquire 200,000 shares of the $.01 par value Common Stock of the Company as follows: (a) 78,000 shares at an exercise price of $3.25 per share in the form of a non-qualified stock option, (b) 78,000 shares at an exercise price of $2.00 per share in the form of a non-qualified stock option, and (c) 44,000 shares at an exercise price of $3.25 per share in the form of an incentive stock option. Such options shall be exercisable at the rate of 25% per year on a cumulative basis commencing on the date hereof but no later than ten (10) years from the date of grant; PROVIDED, HOWEVER, that such options will be fully exercisable in the event of (i) a "change in control" of the Company or (ii) the termination of your employment by the Company without "Cause", or termination of your employment for "Good Reason". Such options shall be issued under the Company's 1993 Stock Option Plan (the "Plan") and shall be subject to the approval of the amendment of the Plan by the shareholders of the Company to increase the number of shares subject to the Plan to 1,050,000 shares.


     5. You shall be entitled to participate in such fringe benefit plans and employee benefit plans as are maintained by the Company from time to time for its employees generally, or for its senior executives in particular, on the same basis and subject to the same requirements and limitations as may be made applicable to other senior executive employees of the Company. Also, the Company will arrange for, and maintain in effect, while you are employed by the Company, at its expense, a whole-life insurance policy on your life payable to your designated beneficiary in the face amount of $500,000.00. In addition, the Company will include you under the director and officer liability insurance coverage maintained by the Company.

     6. If after the effective date hereof, your employment is terminated without "Cause", or you voluntarily terminate your employment for "Good Reason", you will continue to be paid monthly an amount equal to your average monthly compensation for the two full fiscal years preceding the date of such termination ("Termination Pay") for a period of eighteen (18) months from the date of such termination. For purposes of the foregoing sentence, average monthly compensation for such fiscal years shall be determined with reference to the aggregate base salary and bonus compensation earned by you in such fiscal years (including any bonus compensation accrued for such fiscal years but not paid as of the date of such termination), PROVIDED, HOWEVER, that the amount of bonus compensation for a fiscal year shall be included only to the extent of fifty percent (50%) of your base salary for such fiscal year. Your Termination Pay will be subject to normal deductions for taxes, benefit plan contributions, other payroll deductions and any amount due the Company as a result of cash advances. "Good Reason" shall mean (a) reduction in your base salary below $125,000.00 or such higher base salary as is in effect immediately prior to such reduction, or the elimination of the annual bonus plan referred to in Paragraph 2 above, (b) removal from your positions as President or Chief Executive Officer of the Company, or failure to re-elect or reappoint you to such positions, (c) a material decrease in your duties or responsibilities or the assignment to you of duties and responsibilities, which are materially inconsistent with such positions, (d) the Company's requiring you to relocate your permanent residence outside the Greater Boston, Massachusetts area, or (e) the failure of the Company to obtain the

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          assumption in writing of its obligations to perform this Agreement by any successor entity pursuant to Paragraph 13 below (which failure shall be a basis for "Good Reason" but shall not give rise to any additional liability). "Cause" shall mean (i) conviction of, or the entry of a pleading of nolo contendere by you to, a felony or a misdemeanor involving fraud, embezzlement or similar act of dishonesty committed by you against the Company, with all appeals relating thereto having been successfully exhausted, (ii) the material breach of your obligations under any confidentiality agreement with the Company executed by you, or (iii) your willful and continued failure to perform your employment duties and obligations, unless any of such acts or omissions were done or omitted to be done in good faith and with the reasonable belief that such act or omission was in the best interests of the Company. Termination for "Cause" shall not take effect unless you are given prior written notice of the Company's intention to terminate you for "Cause" specifying in reasonable detail the acts or omissions constituting the alleged "Cause" and a period of thirty (30) days from the date of such notice to correct the matter described by the Company as constituting such alleged "Cause". You agree to give the Company at least sixty (60) days prior written notice of the termination of your employment for any reason and the giving of such notice shall be a condition precedent to payment to you of Termination Pay hereunder. You shall not be entitled to Termination Pay as a result of termination by reason of your death, disability (as defined in Paragraph 7) or retirement.

     7. In the event of your "disability" as defined herein, your employment shall automatically terminate. The term "disability" shall mean your inability because of physical or mental incapacity to perform your usual duties as President and Chief Executive Officer of the Company for a period of one hundred eighty (180) days in any consecutive twelve (12) month period. During such 180 day period you shall continue to receive your full salary and bonus compensation and all other benefits as provided herein.

     8. In the event of termination of your employment for any reason, you shall be entitled to (i) salary through the date of termination and any bonus compensation accrued but not paid as of the date of termination, (ii) reimbursement for reimbursable expenses incurred prior to the date of termination, (iii) payment under any benefit plan maintained for your benefit prior to the date of such termination,
          (iv) indemnification and coverage under director and officer liability insurance maintained by the Company with respect to your employment prior to the date of such termination, and (v) benefits under the option agreements referred to in Paragraph 4 to the extent therein provided. In addition, your health insurance coverage will continue for the period permitted by such coverage but not beyond the period you are receiving Termination Pay (the "Termination Pay Period") subject to the appropriate contribution from you, if applicable. Upon the expiration of such coverage during the Termination Pay Period (and only during such Period) the Company will reimburse you for the cost of comparable health insurance coverage, PROVIDED HOWEVER, that the amount of such reimbursement shall be subject to gross-up for federal and state income taxes so that you will not be out-of pocket on an after-tax basis with respect thereto. Unless such termination is by reason of your death, you may also acquire the life insurance policy referred to in Paragraph 5 hereof upon payment to the Company of an amount equal to the then cash surrender value thereof.

     9. In the event of termination of your employment for any reason (whether voluntary or involuntary or with or without "Cause"), then for a period of eighteen (18) months from the date of such termination of your employment, you shall not,

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          directly or indirectly, (a) solicit or pursue, either for yourself or for the benefit of any entity (including any entity by whom you are employed) or assist any such entity (including any entity by whom you are employed) to solicit or pursue, for the purpose of soliciting business for the design and/or manufacture of products which are competitive with any products designed or manufactured by the Company for any customers or clients of the Company who were such at any time within the twelve (12) month period prior to such date of termination; or (b) attempt to or assist any such entity (including any entity by whom you are employed) in attempting to do any of the following: (i) hire any person who is or was, at any time within the six (6) month period prior to such date of termination, a director, officer, employee, or agent of the Company (unless the Company terminated such relationship), or encourage any such person to terminate such relationship, (ii) encourage any customer, client, supplier or other business relationship of the Company or any former customer, client, supplier or other business relationship of the Company, to terminate or adversely alter such relationship, whether contractual or otherwise, to the disadvantage of the Company, or (iii) encourage any prospective customer or supplier not to enter into a business relationship with the Company. You agree that your obligations under this Paragraph 9 are special, unique, and extraordinary and that any breach by you of such obligations shall be deemed material, and shall be deemed to cause irreparable injury not properly compensable by damages in an action at law, and the rights and remedies of the Company under this Paragraph 9 may, therefore, be enforced both at law and in equity, by injunction or otherwise. For purposes of this Paragraph 9, the term "Company" shall include its subsidiaries or divisions.


     10. If at any time a controversy between you and the Company arises as to the meaning or operation of this Agreement other than a controversy with respect to Paragraph 9 hereof, such controversy shall be submitted to arbitration by either party in Boston, Massachusetts, before an arbitrator to be named by the President of the Boston Branch of the American Arbitration Association. Such arbitration proceedings shall be conducted in accordance with the rules and procedures then in effect of the American Arbitration Association. The decision of the arbitrator shall be binding upon the parties and judgment on any award made by the arbitrator may be entered in any court having jurisdiction thereof. The costs of the arbitrator shall be borne equally by you and the Company. Each party will bear his or its own legal costs.

     11. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts without reference to principles of conflict of laws.

     12. This Agreement contains the entire agreement of the parties in respect of this transaction and supersedes any prior agreement or understanding relating to your employment by the Company. No amendment or modification of any provision hereof will be valid unless in writing signed by both parties. Any waiver must be in writing and signed by you or an authorized officer of the Company, as the case may be.

     13. This Agreement shall be binding upon and inure to the benefit of: (a) the Company, and any successors or assigns of the Company, whether by way of a merger or consolidation, or liquidation of the Company, or by way of the Company selling all or substantially all of the assets and business of the Company to a successor entity; and, subject to the Company's right to terminate your employment at any time, the Company agrees to require any successor entity to

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          expressly assume or unconditionally guarantee the Company's obligations under this Agreement (unless such obligations are assumed by operation of law); and (b) you and your heirs, executors and administrators.

     14. Any notice or other communication required hereunder shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, first class, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

          If to the Company, addressed to:

                   172 E. Main Street
                   Georgetown, MA 01833

          If to you, addressed to:

                   12 Boyd Drive
                   Newburyport, MA 01950

or such other address as to which any party hereto may have notified the other in writing.

     If this letter correctly sets forth our understanding and agreement, please indicate your acceptance by signing both copies of this letter and returning one copy.

                                                Very truly yours,

                                                /s/ William H. Shaw
                                                William H. Shaw, Chairman

Agreed To:  April 4, 1995


/s/ R. Jeffrey Bailly
--------------------------------
 Jeffrey Bailly






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